Exhibit 99.(k)(1)

SHAREHOLDER SERVICING AGREEMENT

This Shareholder Servicing Agreement (the “Agreement”) dated as of [______], 2014, is between Little Harbor MultiStrategy Composite Fund (the “Fund”) and Little Harbor Advisors, LLC (the “Servicing Agent”). In consideration of the mutual covenants herein contained, it is agreed by and between the Fund and the Servicing Agent as follows:

Section 1. Services to be Provided. The Servicing Agent will provide shareholder and administrative services to the beneficial owners (the “Shareholders”) of the shares of the Fund (the “Shares”). Such services may include, without limitation: (i) assisting Shareholders in changing dividend options, account designations and addresses; (ii) providing information periodically to Shareholders showing their position in Shares; (iii) arranging for bank wires; (iv) responding to Shareholders inquiries regarding account status and history, the manner in which purchases and redemptions of Shares may be made and other matters pertaining to the Shares; (v) forwarding shareholder communications from the Fund (for example, proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to Shareholders; (vi) providing necessary personnel and facilities to establish and maintain shareholder accounts and records; and (vii) such other similar shareholder and administrative services as the Fund or a Shareholders may reasonably request from time to time to the extent the Servicing Agent is permitted to perform such services under applicable statutes, rules and regulations.

Section 2. Delegation. The Servicing Agent may delegate to one or more financial intermediaries some or all of its obligations hereunder, subject to the supervision of the Servicing Agent; provided that the Servicing Agent shall be responsible for any amount due and payable to a financial intermediary selected by the Servicing Agent pursuant to this Section 2.

Section 3. Compensation. In consideration of the services and facilities provided by the Servicing Agent hereunder, the Fund will pay, and the Servicing Agent will accept as full payment therefor, a fee at the annual rate of 0.25 percent of the average daily net asset value of the Fund (the “Service Payment”). The Service Payment will be calculated daily and paid monthly in arrears by the Fund. For purposes of determining the Service Fee, the average net asset value equals the net asset value of the Shares, computed in the manner specified in the Fund’s Registration Statement on Form N-2 (as the same is in effect from time to time) in connection with the computation of the net asset value of Shares for purposes of purchases and repurchases, multiplied by the number of Share outstanding as of the date of calculation.

Section 4. Information Concerning the Fund and the Shares. The Servicing Agent acknowledges that neither it nor any of its employees or agents are authorized to make any representation concerning the Shares or the Fund, except those contained in the then-current Prospectus and Statement of Additional Information for the Fund, copies of which will be supplied by the Fund in reasonable quantities upon request, or in other material approved in writing by the Fund.

Section 5. Right to Suspend Sales. The Fund reserves the right, at its discretion, to suspend the sale of Shares or withdraw the Shares from sale.

Section 6. Other Duties of Servicing Agent. The Servicing Agent shall provide to the Fund such information relating to its services hereunder as may be required to be maintained by the Fund under applicable regulatory and self-regulatory agencies or authorities, and to cooperate with the Fund and its Trustees (or their designees) with respect to amounts expended and services provided under this Agreement, as well as any other reports or filings that may be required by law.

Section 7. Indemnification. The Servicing Agent will indemnify and hold the Fund harmless from any claim, demand, loss, expense or cause of action resulting from the willful misfeasance, bad faith, or gross negligence of the Servicing Agent, its agents or employees, in carrying out the Servicing Agent’s obligations under this Agreement. Such indemnification will survive the termination of this Agreement.

Section 8. Term.

(a)     Unless earlier terminated pursuant to subsection (b) below, this Agreement will continue in effect for one year from its Effective Date, and thereafter will continue automatically for successive annual periods; provided, however, that this Agreement will automatically terminate two years after the Effective Date, or at each anniversary date thereafter, unless renewal is approved the Trustees or the shareholders of the Fund in accordance with the Investment Company Act of 1940, as amended (the “1940 Act”).

(b)     Either party to the Agreement may terminate the Agreement, without cause or penalty, by giving the other party at least 60 days’ written notice of its intention to terminate.

Section 9. Miscellaneous.

(a)     This Agreement may only be amended upon written agreement of the parties.

(b)     This Agreement shall be construed and interpreted in accordance with the laws of the Commonwealth of Massachusetts. To the extent that the applicable laws of the Commonwealth of Massachusetts conflict with the applicable provisions of the 1940 Act, the latter shall control.

(c)     Any notice required by this Agreement shall be in writing and sent by electronic mail or other form of electronic communication. Any such notice shall be sent to the person at the address below or as otherwise provided by the intended recipient. Each party acknowledges that the other party cannot guarantee the integrity, confidentiality or security of any information sent to it by electronic mail or other form of electronic communication, notwithstanding any reasonable precautions taken by the other party or any person acting on its behalf or at its direction.

(d)     The captions in this Agreement are included for convenience of reference only and in no way defined or limit any of the provisions of this Agreement or otherwise affect their construction or effect.

(e)     In the case that any provision in this Agreement shall be found by a court of competent jurisdiction to be invalid, illegal or unenforceable, such provision shall be construed and enforced as if it had been more narrowly drawn so as not to be invalid, illegal or unenforceable, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto on the date set forth above.

LITTLE HARBOR ADVISORS, LLC

By: _______________________

Name: _____________________

Title: _______________________

Address:

America’s Cup Building
30 Doaks Lane
Marblehead, Massachusetts 01945

[NAME]@littleharboradvisors.com

LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND

By: _______________________

Name: _____________________

Title: _______________________

Address:

America’s Cup Building
30 Doaks Lane
Marblehead, Massachusetts 01945
[NAME]@littleharboradvisors.com